UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 28, 2016 (January 26, 2016)

LEIDOS HOLDINGS, INC.

LEIDOS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	001-33072	20-3562868
	000-12771	95-3630868
(State or other Jurisdiction of Incorporation)	(Commission File Numbers)	(IRS Employer Identification Nos.)

11951 Freedom Drive, Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

Registrants’ telephone number, including area code: (571) 526-6000

N/A

(Former names or former addresses if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On January 27, 2016, Leidos Holdings, Inc., as borrower, and Leidos, Inc., as guarantor, entered into Amendment No. 3 (the “Amendment”) to the Amended and Restated Four Year Credit Agreement dated as of March 11, 2011, as amended by Amendment No. 1 dated as of April 19, 2013 and by Amendment No. 2 dated as of October 17, 2014 (the “Agreement”), with Citibank, N.A., as administrative agent and the other lending institutions named in the Agreement, whereby all but one lender agreed to a one-year extension of the Maturity Date, to March 11, 2018. As of March 11, 2017, the combined commitment of the lenders that agreed to the extension will be $472 million.

Item 8.01	Other Events

As previously disclosed, on January 26, 2016, Leidos Holdings, Inc. (“Leidos”) announced it entered into a definitive agreement with Lockheed Martin Corporation (“Lockheed Martin”) pursuant to which Leidos will combine with Lockheed Martin’s realigned Information Systems & Global Solutions business (IS&GS) (collectively, the “Business”) in a Reverse Morris Trust transaction, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated January 26, 2016, among Leidos, Lockheed Martin, Abacus Innovations Corporation, a Delaware corporation and a wholly owned subsidiary of Lockheed Martin (“Spinco”), and Lion Merger Co., a Delaware corporation and a wholly owned subsidiary of Leidos (“Merger Sub”). In connection with the Merger Agreement, Lockheed Martin and Spinco entered into a Separation Agreement dated January 26, 2016 (the “Separation Agreement”), pursuant to which Lockheed Martin will separate the Business.

On January 26, 2016, Leidos filed a Current Report on Form 8-K, which included, among other things, descriptions of the Merger Agreement and the Separation Agreement. This Current Report on Form 8-K is being filed to include, among other things, the Merger Agreement as Exhibit 2.1 and the Separation Agreement as Exhibit 2.2 under part (d) of Item 9.01 of this Current Report.

The Merger Agreement contains representations and warranties of Lockheed Martin and Spinco solely for the benefit of Leidos and Merger Sub and representations and warranties of Leidos and Merger Sub solely for the benefit of Lockheed Martin and Spinco. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement when filed not in isolation but only in conjunction with the other information about Lockheed Martin and Leidos and their subsidiaries that the respective companies include in reports and statements they file with the SEC.

Item 9.01	Financial Statements and Exhibits

Leidos hereby files the following exhibits:

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated January 26, 2016, among Leidos Holdings, Inc., Lockheed Martin Corporation, Abacus Innovations Corporation, and Lion Merger Co.*

2.2	Separation Agreement, dated January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation*

10.1	Amendment No. 3, dated January 27, 2016, to the Amended and Restated Four Year Credit Agreement dated as of March 11, 2011, as amended by Amendment No. 1 dated as of April 19, 2013 and by Amendment No. 2 dated as of October 17, 2014, among Leidos Holdings, Inc., as borrower, and Leidos, Inc., as guarantor, Citibank, N.A., as administrative agent and the other lending institutions party thereto.

*	The schedules to the Merger Agreement and the Separation Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such schedules to the SEC upon request.

Cautionary Statements Regarding Forward-Looking Information

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION

STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS HOLDINGS, INC.

By:	/s/ Raymond L. Veldman
Name:	Raymond L. Veldman
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

Dated: January 28, 2016

LEIDOS, INC.

By:	/s/ Raymond L. Veldman
Name:	Raymond L. Veldman
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

Dated: January 28, 2016

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated January 26, 2016, among Leidos Holdings, Inc., Lockheed Martin Corporation, Abacus Innovations Corporation, and Lion Merger Co.*

2.2	Separation Agreement, dated January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation*

10.1	Amendment No. 3, dated January 27, 2016, to the Amended and Restated Four Year Credit Agreement dated as of March 11, 2011, as amended by Amendment No. 1 dated as of April 19, 2013 and by Amendment No. 2 dated as of October 17, 2014, among Leidos Holdings, Inc., as borrower, and Leidos, Inc., as guarantor, Citibank, N.A., as administrative agent and the other lending institutions party thereto.

*	The schedules to the Merger Agreement and the Separation Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such schedules to the SEC upon request.

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